

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 14, 2007

Mr. Timothy G. Byrd, Sr.
Chief Executive Officer
Consolidated Medical Management, Inc.
11919 Sunray Avenue, Suite B
Baton Rouge, Louisiana 70816

> **Re: Consolidated Medical Management, Inc.**
> **Form 8-K/A filed May 7, 2007**
> **File No. 333-74638**

Dear Mr. Byrd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed on May 7, 2007

General

1.   You have included a Commission File Number on your title page that is incorrect. Upon amending your filing, please correct this to be 333-74638. This number can be obtained from the Edgar on-line filing system.

Change in Registrant's Certifying Accountant

2.   If you received a letter from Gaines & Company, Inc., in response to your letter
dated April 4, 2007, amend your filing to include it as an exhibit. If none was
received, amend your filing to disclose this fact.

        Please file your amendment via EDGAR in response to these comments within 5
business days of the date of this letter. Please note that if you require longer than 5
business days to respond, you should contact the staff immediately to request additional
time. Direct any questions regarding the above to Sandy Eisen at (202) 551-3864 or to
me at (202) 551-3684.

                                            Sincerely,

                                            April Sifford
                                            Branch Chief